EXHIBIT 11

                       Computation of Earnings Per Share

                                   UNAUDITED


                                                            Nine Months Ended
                                                                June 30,
                                                       2001                 2000
                                                    -----------         -----------
Shares Outstanding Beginning of Period                4,230,361           4,090,361

Shares Issued During Period:                                 -                   -

          March 6, 2000                                                      140,000
                                                     ----------            ---------

Total Outstanding                                     4,230,361            4,230,361

Weighted average number of shares outstanding         4,230,361            4,149,631

Shares deemed outstanding from assumed
exercise of stock options                                    -                    -
                                                     -----------          ----------
Total                                                  4,230,361           4,149,631
                                                     ===========         ===========
Earnings (loss) applicable to common shares          $(1,280,817)        $(2,201,971)
                                                     ===========         ===========
Earnings (loss) per share of common stock            $    (0.303)        $    (0.531)
                                                     ===========         ===========

                            Communities Corporation
                     Consolidated Statements of Operations
               For the Nine months Ended June 30, 2001 and 2000

                                   UNAUDITED


                                                                2001                  2000
Revenues:
       Sales                                              $    75,000           $    36,000
       Miscellaneous Income                                     8,325                 3,706
       Recognition of Deferred Land Sale Profit               118,726                     -
       Cost of Sales                                           10,278                 7,758
                                                          -----------           -----------

Gross Profit                                              $   191,773           $    31,948

Operating Expenses:
       General & Administrative
       Expenses                                                326,037             1,273,641
                                                           -----------           -----------

Net Income (Loss) Before
       Other Income/Expense                                   (134,264)           (1,241,693)

Other Income (Expense)
       Operations of Unconsolidated Investments               (217,226)             (147,309)
       Interest Income                                           1,159                19,250
       Interest Expense                                       (930,486)             (832,219)
                                                           -----------           -----------
       Total Other Income (Expense)                         (1,146,553)             (960,278)
                                                           -----------           -----------
Net Income (Loss) from continuing operations                (1,280,817)           (2,201,971)

Net Income (Loss) from discontinued operations                      -                     -
                                                           -----------           -----------
Net Income (Loss) before Provision
       for Income Taxes                                     (1,280,817)           (2,201,971)
Provision for Income Taxes                                          -                     -
                                                           ===========           ===========
Net Income (Loss)                                           (1,280,817)           (2,201,971)
                                                           ===========           ===========
Net Income (Loss) per share                                     (0.303)               (0.531)
                                                           ===========           ===========

Weighted average shares outstanding:                         4,230,361             4,149,631
                                                           ===========           ===========

                        Capitol Communities Corporation
                     Consolidated Statements of Operations
               For the Three months Ended June 30, 2001 and 2000

                                   UNAUDITED


                                                                                      2001                  2000
Revenues:
       Sales                                                                      $   75,000            $   36,000
       Miscellaneous                                                                   1,888                 3,181
       Income
       Recognition of Deferred Land Sale Profit                                            -                     -
       Cost of Sales                                                                  10,278                 7,758
                                                                                  ----------            ----------

Gross Profit                                                                      $   66,610            $   31,423

Operating Expenses:
       General & Administrative
       Expenses                                                                      104,293               283,763
                                                                                  ----------            ----------

Net Income (Loss) Before
       Other Income/Expense                                                          (37,683)             (252,340)

Other Income (Expense)
       Operations of Unconsolidated Investments                                      (24,190)              (39,614)
       Interest Income                                                                   186                 7,318
       Interest Expense                                                             (307,717)             (231,116)
                                                                                  ----------            ----------

       Total Other Income (Expense)                                                 (331,721)             (263,412)
                                                                                  ----------            ----------

Net Income (Loss) from continuing operations                                       ($369,404)            ($515,752)

Net Income (Loss) from discontinued operations                                             -                     -
                                                                                  ----------            ----------

Net Income (Loss) before Provision                                                 ($369,404)            ($515,752)
       for Income Taxes

Provision for Income Taxes                                                                 -                     -
                                                                                  ----------            ----------

Net Income (Loss)                                                                  ($369,404)            ($515,752)
                                                                                  ==========            ==========

Net Income (Loss) per share                                                           (0.087)               (0.122)
                                                                                  ==========            ==========

Weighted average shares outstanding:                                               4,230,361             4,230,361
                                                                                  ==========            ==========

                        Capitol Communities Corporation
                 Statement of Changes in Stockholder's Equity
                    For the Nine Months Ended June 30, 2001
                                   Unaudited

                                                  Common       Additional        Treasury         Retained          Total
                                    Shares         Stock     Paid in Capital       Stock          Earnings          Equity
-----------------------------------------------------------------------------------------------------------------------------
Balance at 9/30/00                 7,770,050     $ 77,700     $ 7,504,513      $ (4,795,851)    $ (8,420,115)    $ (3,292,265)

Additional Stock
  Issued


Net Income (Loss) for the
nine months ending 6/30/2001                                                                      (1,280,817)
                                 ---------------------------------------------------------------------------

Balance at 6/30/01                 7,770,050     $ 77,700     $ 7,504,513      $ (4,795,851)    $ (9,700,932)    $ (6,914,570)
                                 ===========================================================================

                        Capitol Communities Corporation
                           Statements of Cash Flows
               For the Nine Months Ended June 30, 2001 and 2000

                                   UNAUDITED

                                                                      2001                 2000
                                                                 ------------          ------------
Cash Flows from Operating Activities:
  Net Loss                                                       $ (1,280,817)         $ (2,201,971)
  Amortization                                                              -               685,622
  Depreciation                                                          1,634                 5,492
  Adjustments to Reconcile Income
   to Net Cash Used for operating Activities
     (Increase) Decrease in Receivables                                 4,515                (9,366)
     (Increase) Decrease in Real Estate Holdings                       10,278                10,251
     (Increase) Decrease in Investments                                98,500               147,309
     (Increase) Decrease in PrePaid Assets                               (344)                  966
     Increase (Decrease) in Accrued Expenses                        1,005,891               800,057
     Liabilities Subject to Compromise                                (19,779)
     Other
                                                                 ------------          ------------
  Net Cash Used for Operations                                       (180,122)             (561,640)

Cash Flows from Financing Activities:
  Collections of Notes Receivable                                     457,520               371,000
  Loan Origination Fees                                                                    (203,711)
                                                                 ------------          ------------
  Net Cash Provided (Used) in Financing Activities                    457,520               167,289

Cash Flows from Investing Activities:
  Increase in Notes Payable                                                                 232,054
  Payment of Notes Payable                                           (321,056)             (687,353)
                                                                 ------------          ------------
  Net Cash Provided (Used) in Investing Activities                   (321,056)             (455,299)

Net Increase (Decrease) in Cash                                       (43,658)             (849,650)
Beginning Cash                                                         51,932               864,381
                                                                 ------------          ------------
Ending Cash                                                      $      8,274          $     14,731
                                                                 ============          ============

                        Capitol Communities Corporation
                           Consolidated Balance Sheet
                                 June 30, 2001

                                   UNAUDITED


                                                                                      June 30,
                                                                                        2001
Current Assets
      Cash in Bank                                                                  $     8,274
      Accounts Receivable                                                                 1,260
      Notes Receivable-current
      Prepaid Assets                                                                      1,627
                                                                                    -----------
                    Total Current Assets                                                 11,161

Plant property and equipment
      Furniture and Equipment, net of accumulated depreciation of $9,450                  6,809

Other Assets
      Land and Real Estate Holdings                                                   5,357,510
      Investment in Trade Ark Properties                                              2,640,311
                                                                                    -----------
                    Total Other Assets                                                7,997,821

                     Total Assets                                                   $ 8,015,791
                                                                                    ===========
Current Liabilities
      Notes Payable                                                                  11,690,253
      Accounts Payable & Accrued Expenses                                             2,850,858
                                                                                    -----------
                    Total Current Liabilities                                        14,541,111

Non Current Liabilities                                                                       -

Liabilities of Subsidiary Subject to Compromise                                         389,251
                                                                                    -----------
                    Total Liabilities                                                14,930,362

Shareholders' Equity

      Preferred stock-$.01 par value, none issued                                             -
      Common Stock-$.01 par value, 40,000,000 shares authorized
                    7,770,050 shares outstanding                                         77,700
      Additional Paid in Capital                                                      7,504,513
      Treasury Stock                                                                 (4,795,852)
      Accumulated Deficit                                                            (9,700,932)
                                                                                    -----------
                    Total Shareholders' Equity                                       (6,914,571)

                    Total Liabilities and
                    Shareholders' Equity                                            $ 8,015,791
                                                                                    ===========
                                                                                            $ 0

NOTE 1 -SIGNIFICANT ACCOUNTING POLICIES
         -------------------------------
Background


     The consolidated balance sheet at June 30, 2001 and the related statements of operations and cash flows for the nine month period ended June 30, 2001, include the accounts of Capitol Communities Corporation and its wholly owned subsidiaries and are unaudited.

     All inter-company accounts and transactions have been eliminated in consolidation.

     These unaudited interim consolidated financial statements should be read in conjunction with the September 30, 2000 fiscal year end financial statements and related notes. The unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented and all such adjustments are of a normal recurring nature. Interim results are not necessarily indicative of results for a full year.

     The Company was originally incorporated in the State of New York on November 8, 1968 under the name of Century Cinema Corporation. In 1983, the Company merged with a privately owned company, Diagnostic Medical Equipment Corp. and as a result changed its name to that of the acquired company. By 1990, the Company was an inactive publicly held corporation. In 1993, the Company changed its name to AWEC Resources, Inc. and commenced operations. On February 11, 1994 the Company formed a wholly owned subsidiary AWEC Development Corp, an Arkansas corporation, which later changed its name to Capitol Development of Arkansas.

     In February, 1994 Petro Source Energy Corporation transferred the majority of its holdings in the common shares of the predecessor corporation, AWEC Resources, Inc., to Prescott Investments Limited Partnership and Charlie Corporation, both of which were then and currently are affiliates of Michael Todd, Herbert Russell and John DeHaven, the beneficial owners of the Company. These shares were transferred in consideration for public relations services provided by Prescott Limited Partnership and Charlie Corporation to Petro Source. Such services were deemed by Petro Source to be integral and indispensable to the concurrent acquisition of approximately 2,041 acres of land in Maumelle, Arkansas by the Company's Operating Subsidiary. The Company was not a party to the transfer of shares. The Company did not issue any new shares pursuant to the acquisition of the land. Accordingly, the transfer of shares did not affect the capitalization of the Company, and was non-diluted to all other shareholders.

     In order to effectuate a change in domicile and name change approved by a majority of the Predecessor Corporation shareholders, the Predecessor Corporation merged, effective January 30, 1996, into Capitol Communities Corporation, a Nevada corporation formed in August 1995 solely for the purpose of the merger. The Company is currently in the business of developing and selling real estate properties.

     On July 21, 2000 Capitol Development of Arkansas, Inc., a wholly owned subsidiary, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code.


Revenue Recognition
-------------------

     The full accrual method is used to determine the recognition of revenue. In order to recognize revenue and profit under the full accrual method the following criteria must be met. The profit from the sale must be determinable, that is, the collectibility of the sales price is reasonably assured, or any portion which may not be collectible can be reasonably estimated. In addition, the earnings process must be complete, with no significant activities required of the seller after the sale in order to earn the profit from the sale.


Earnings/Loss Per Share
-----------------------

     Primary earnings per common share are computed by dividing the net income
     (loss) by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The number of shares used for the nine months ended June 30, 2001 and 2000 were 4,230,361 and 4,149,631, respectively.


NOTE 2 -GOING CONCERN CONSIDERATIONS
        ----------------------------

     The company has incurred significant losses from operations for the current year, has a substantial accumulated deficit, has non-productive assets and is highly illiquid. The Company is currently in default on a $3.4 million mortgage as well as $6,717,740 of short term unsecured debt. No claim for payment has been made for a $200,000 note due January 6, 1996. At the time of this report the debt due to Bank of Little Rock has matured and not been paid or extended. The debt due to First Arkansas Valley Bank had an interest payment due on April 14, 2001 which has not been paid. Management has begun implementation of plans to make the company more viable. The ultimate outcome of these plans cannot be determined. Collection on all of the these pre-petition debts, except for the short-term unsecured debt of $6,717,710 has been stayed under the Bankruptcy Petition filed by the Company's wholly-owned subsidiary, Capital Development of Arkansas, Inc. on July 21, 2000.

     Capitol Development of Arkansas, Inc., holds substantially all of the Company's assets, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court, Eastern Division.

     On November 16, 2000, the Operating Subsidiary filed a Disclosure Statement and a Plan of Reorganization (the Plan) with the Bankruptcy Court to satisfy its existing debts. The Plan has been presented to creditors for acceptance or rejection. As of the date of this Report, the Bankruptcy Court had scheduled a hearing to consider confirmation of the Plan. This hearing was scheduled for February 21, 2001, but has been continued. The specific hearing date has not been scheduled. The Bankruptcy Court has approved the Operating Subsidiarys Disclosure Statement.

     On December 7, 2000, Nathaniel S. Shapo, the Director of Insurance for the State of Illinois, in his capacity as Liquidator (Liquidator) of Resure, Inc. (Resure), filed a Motion to Dismiss (the Operating Subsidiary's petition for bankruptcy), or in the alternative, Motion for the Appointment of a Trustee. This motion is scheduled for hearing simultaneously with the hearing for confirmation of the plan.

     If the Plan is not confirmed, the Operating Subsidiary may be forced into Chapter 7, at which point the Operating Subsidiary would be forced to liquidate its assets to meet the obligations of the secured creditors and if any funds are available thereafter to meet the obligations of the unsecured creditors.

     There can be no assurance the plan will be approved, or if approved it may not be approved under the terms submitted. Accordingly, some of the amounts presented in the financial statements may be subject to future adjustments depending on Bankruptcy Court actions, further developments with respect to disputed claims, determination as to the security of certain claims or other events. The Company has continued to accrue interest on the Resure debt and all other debt. The company has not adjusted the carrying value of its real estate assets. In all cases the amount of secured debt exceeds the carrying value of the land.


NOTE 3 -SUBSEQUENT EVENTS
        -----------------

     In July, 2001 the Liquidator for Resure, Inc. submitted to the Bankruptcy Court a Competing Plan of Reorganization and a Disclosure Statement. The Competing Plan provides for the liquidation of Capital Development of Arkansas, Inc.'s assets. A hearing to confirm the Competing Plan has not yet been scheduled.